SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

SCHEDULE 13D
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Movie Star, Inc.
(Name of Issuer)
Common Stock (Par Value $0.01 Per Share)
(Title of Class of Securities)
624591103
(CUSIP Number)

TTG Apparel, LLC
287 Bowman
Purchase, NY 10577
(914) 251-1825
Attn.: Manager

With a copy to:

Christopher J. Douglass, Esq.
Wildman, Harrold, Allen & Dixon LLP
225 West Wacker Drive, Suite 2800
Chicago, Illinois 60606-1229
(312) 201-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 14, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

(Continued on following pages)
(Page 1 of 6 pages)

CUSIP No. 624591103	13D	Page 2 of 6

(1)	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TTG Apparel, LLC I.R.S. Identification No. 30-0228691
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 3,532,644
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 3,532,644
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,532,644
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%
(14)	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 624591103	13D	Page 3 of 6

Item 1. Security and Issuer

This statement on Schedule 13D (this "Schedule 13D") relates to the Common Stock, Par Value $0.01 Per Share (the "Common Stock") of Movie Star, Inc., a New York corporation (the "Issuer"), and amends and restates a statement on Schedule 13D filed on February 18, 2004. The Issuer's principal executive offices are located at 1115 Broadway, New York, New York 10010.

Item 2. Identity and Background

This Schedule 13D is being filed by TTG Apparel, LLC, a Delaware limited liability company ("TTG"), hereafter referred to as the "Reporting Person".

TTG's principal executive offices are located at Riverview at Purchase, 287 Bowman, Purchase, New York 10577. TTG was formed for the purpose of investing in the Issuer.

The sole controlling person of TTG (the "Covered Person") is Michael T. Tokarz, the Manager of the Reporting Person. The Covered Person is a United States citizen, and his business address is 287 Bowman, Purchase, New York 10577. The Covered Person is presently principally employed as the Managing Member of The Tokarz Group, LLC, an entity that makes and oversees various investments and Chairman of MVC Capital, Inc., an entity that makes and oversees various investments. The Covered Person directly owns no Common Stock.

During the last five years, neither the Reporting Person nor the Covered Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order, enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The aggregate purchase price for the 3,532,644 shares of Common Stock reported herein as having been acquired by TTG was $6,005,494.80 and was paid with company funds.

Item 4. Purpose of the Transaction.

The Covered Person indirectly owns a majority of the outstanding stock of a private apparel company. The Reporting Person and the Covered Person intend to consider a proposal for a possible combination of that company and the Issuer. The structure and terms of any possible transaction are the subject of ongoing negotiations, and neither the Reporting Person nor the Covered Person can give any assurance that any agreement will be reached or, if an agreement is reached, that a transaction will be consummated.

CUSIP No. 624591103	13D	Page 4 of 6

The Reporting Person originally purchased its shares of Common Stock based on its belief that the Common Stock represented an attractive investment opportunity. Whether or not a transaction of the type described in the previous paragraph is consummated, and depending on overall market conditions, other investment opportunities available to the Reporting Person, and the availability of shares of Common Stock at prices that would make the purchase of additional shares of Common Stock desirable, the Reporting Person may endeavor to increase its position in the Issuer through, among other things, the purchase of shares of Common Stock on the open market or in private transactions, on such terms and at such times as the Reporting Person may deem advisable.

If the Reporting Person decides to increase its position in the Issuer, the Reporting Person may also evaluate various possible alternatives with respect to its investment in the Common Stock, including alternatives intended to increase shareholder value in the Common Stock. Although no course of action has presently been decided upon, the Reporting Person may consider possible courses of action with respect to the Issuer, including some or all of those set forth in clauses (a) through (c) and (e) through (j) of Item 4 of the Schedule 13D form.

The Reporting Person intends to review, from time to time, the possible courses of action referred to above and to take such action with respect to the Issuer as it considers desirable in light of the circumstances then prevailing. It also may determine to hold shares of the Common Stock as an investment or to dispose of all or a portion of such shares.

Item 5. Interest in Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 4 and 6 is hereby incorporated by reference.

(a) The aggregate percentage of the Common Stock reported owned by the Reporting Person named herein is based upon 15,738,574 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended June 30, 2006.

As of the close of business on November 13, 2006, the Reporting Person owns 3,532,644 shares of Common Stock, constituting approximately 22.4% of the shares of Common Stock outstanding.

(b) The Reporting Person has the sole power to vote and the sole power to dispose or to direct the disposition of the Common Stock reported for it in this Schedule 13D.

(c) During the past 60 days, the Reporting Person has not effected any transactions in Common Stock.

(d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person or the Covered Person.

CUSIP No. 624591103	13D	Page 5 of 6

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 4 and 5 is hereby incorporated by reference.

Except as described in this Schedule 13D, neither the Reporting Person nor the Covered Person presently has any other material contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7. Material to be filed as Exhibits.

None.

CUSIP No. 624591103	13D	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2006

TTG Apparel, LLC /s/ Michael T. Tokarz Michael T. Tokarz, Manager